UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WINNEBAGO INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Iowa	001-06403	42-0802678
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

P. O. Box 152, Forest City, Iowa		50436
(Address of principal executive offices)		(Zip Code)

Scott C. Folkers		641-585-3535
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction:

The "Company," "Winnebago Industries," "we," "our" and "us" are used interchangeably to refer to Winnebago Industries, Inc. and its subsidiary, Winnebago of Indiana, LLC, as appropriate in the context.

Winnebago Industries is headquartered in Forest City, Iowa, is a leading United States manufacturer of RVs used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes, travel trailers, fifth wheel products and transit buses under the Winnebago®, Itasca®, Winnebago Touring Coach™, SunnyBrook®, and Metro™ brand names. The Company markets its recreation vehicles on a wholesale basis to a diversified dealer network located throughout the U.S., and Canada. Other products manufactured by the Company consist primarily of original equipment manufacturing (OEM) parts, including extruded aluminum and other component products for other manufacturers and commercial vehicles.

Winnebago Industries has two distinct product categories, Motorized and Towables. Products included in the Motorized category include motorhomes, touring coaches, and transit buses. Products included in the Towables category include travel trailers and fifth wheel trailers. All products manufactured by Winnebago contain conflict minerals necessary to the product’s functionality. The conflict minerals are present in raw materials and products that we purchase and ultimately are incorporated into the products via the company’s own manufacturing processes. Winnebago’s first tier suppliers are made up of primarily part manufacturers and distributors.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report:

In accordance with Rule 13p-1, Winnebago Industries has concluded in good faith that during 2013,

a)
Winnebago Industries has manufactured products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d) (3) of Form SD) are necessary to the functionality or production of such products. Therefore, Winnebago Industries was required to perform a “reasonable country of origin inquiry” (RCOI).

Winnebago Industries’ RCOI was employed to determine whether the necessary conflict minerals in Winnebago Industries’ products originated from the Covered Countries including Adjoining Country as defined below in accordance with Section 1502(e) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Winnebago Industries’ primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct suppliers using the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template. Winnebago Industries surveyed 100% of direct suppliers that contributed goods within our supply chain for calendar year 2013.

As a result of the reasonable country of origin inquiry conducted as described above, approximately 68% of Winnebago Industries’ direct suppliers have provided a response to the supply-chain survey.

b)
Based on a “reasonable country of origin inquiry” (RCOI), Winnebago Industries is unable to determine if its necessary conflict minerals originated in the Democratic Republic of the Congo or an Adjoining Country (collectively, sometimes referred to as the “Covered Countries”) or if those necessary conflict minerals were from recycle or scrap sources. Thus, Winnebago industries performed additional due diligence which is described in the filed Conflict Minerals Report attached hereto.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (‘Rule 13p-1”), Winnebago Industries has filed this Specialized Disclosure Form (Form SD) and the Conflict Minerals Report as an exhibit. A copy of these reports is publicly available at www.winnebagoind.com under the tab “Company-Investor Relations”.

Item 1.02 Exhibits

Section 2 - Exhibits

Item 2.01 Exhibits:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WINNEBAGO INDUSTRIES, INC.

Date:	June 2, 2014	By	/s/ Randy J. Potts
Randy J. Potts
Chief Executive Officer, President, Chairman of the Board
(Principal Executive Officer)

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